CBD BRANDS, INC.

725 N. Hwy A1A, Suite C-106

Jupiter, FL 33477

December 11, 2019

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Greg Dundas, Mary Beth Breslin, Kristin Lochhead, Kate Tillan

Re: CBD Brands, Inc.

Draft Registration Statement on Form S-1 Submitted October 22, 2019

CIK No. 0001760903

Dear Mr. John:

Ladies and Gentlemen:

CBD Brands, Inc. (the “Company”) is hereby confidentially submitting a Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on October 22, 2019 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on November 21, 2019 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Cover Page

1.	We note that you intend to apply to list your common shares on the Nasdaq Capital Market but no assurance can be given that your application will be approved. Please tell us whether you will continue your offering if your listing is not approved. If you intend to proceed with your offering before receiving approval of your listing application, please revise your disclosure to clarify that the listing of the common shares on the Nasdaq Capital Market is not a condition to the offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page to disclose that the offering is contingent on the approval of the Company’s listing application.

Business Operations, page 1

2.	Please revise your disclosure in this section to include a brief description of the CBD product candidate(s) with “potentially therapeutic and medical applications,” the indications you plan to target, and your plans for development.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 26 and 32.

3.	In the discussion of your CaniSun Brand products, you refer to certain types of lab testing, including "FDA required testing." Please revise your disclosure here, and in greater detail in the Business section, to discuss the testing process, the tests that have been completed and those that remain to be done. In the Summary section, when you state that certain products are "subject to obtaining FDA approval," be sure that the extent of such testing is clear to the reader. Clarify the expected timing of all future tests. In connection with the question of timing, we note the statement on page 26 that you expect certain products to complete FDA testing "in the near future."

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1 and 26.

(1)

Brian S. John

CBD Brands, Inc.

December 11, 2019

4.	You describe your website as "a robust e-commerce platform" where you currently offer for sale your own products and those of third parties, and you provide information to educate consumers about the benefits of CBD. However, your website appears to be strictly informational about the company itself, and there do not appear to be any products for sale nor any educational materials. Please revise or advise. Clarify where your products are available for sale.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 4, 26 and 33. Our line of sun care products, CaniSun, is available for sale at our website CaniSun.com.

Our Growth Strategy, page 2

5.	We note your plan to add CBD to branded consumer products to “increase the efficacy of such products.” To the extent any such products would be intended for therapeutic or medical use and would therefore be considered a drug, please remove all statements that indicate that unapproved drugs are effective. Efficacy is assessed throughout all stages of clinical trials and the determination is within the sole authority of the FDA or comparable foreign regulatory entity.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2, 26 and 32.

6.	Please revise to clarify the nature of the contemplated "specialty clinics." In the Business section, provide full disclosure regarding this part of your business plan, including the expected timing of opening such clinics.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2 and 33. The Company is not certain of the timing but since clinics may be opened they felt that disclosure was material.

Our Market Opportunity, page 2

7.	Please revise to clarify the relevance of the overall market for hemp and cannabis and related products for the company's specific business plan. In particular, it is unclear how the market for cannabis relates to the company's business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2 and 32 to eliminate the reference to the cannabis market.

(2)

Brian S. John

CBD Brands, Inc.

December 11, 2019

8.	Please discuss here, and at greater length in the Business section, the value of adding CBD to such products as sunscreen, skin lotion, and sweetener.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 26, 32 and 33. In human skin, receptors of the endocannabinoid system are found in differentiated keratinocytes, hair follicle cells, sebaceous glands, immune cells, and sensory neurons. Activation of CB2 (for which CBD is a ligand) receptors in these cells has been shown to reduce pain and itch sensation, regulate keratinocyte differentiation and proliferation, decrease hair follicle growth, and modulate the release of damage-induced keratins and inflammatory mediators to control the homeostasis of the skin environment (Am J Clin Dermatol. 2019;20(2):167-180).

Implications of Being an Emerging Growth Company, page 3

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment. We have been advised that no such written communications have been made.

Going Concern, page 4

10.	You state in the first paragraph that you anticipate raising additional funds in the near future. In the second paragraph, however, you state that you expect following this offering to have sufficient capital to sustain operations for at least 24 months. Please revise to clarify and reconcile these statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 4. The Company believes that the proceeds of this offering will be sufficient to fund its operations for the next 24 months.

Our products may not meet health and safety standards or could become contaminated, page 11

11.	You state that you have adopted various quality, environmental, health and safety standards. Please clarify the nature of these standards and whether they are voluntary, self-adopted standards or imposed by law and regulation. To the extent they are material, provide a full discussion of such standards in your Business section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 26 and 33. The Company’s manufacturers are Good Manufacturing Practice (“GMP”) certified and follow their respective internal controls to comply with 21 CFR 210 and 211.

The success of our business will depend upon our ability..., page 11

(3)

Brian S. John

CBD Brands, Inc.

December 11, 2019

12.	Please revise to clarify what market or markets you consider the company to be competing in. Similarly revise the following comment regarding the industry or industries in which the company competes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 11.

Possible yet unanticipated changes in federal and state law..., page 12

13.	It is inappropriate to include mitigating disclosure in a Risk Factor. Please delete the statement indicating your belief that your existing and planned CBD product offerings comply with applicable federal and state laws and regulations.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted the statement indicating the belief that the existing and planned CBD product offerings comply with applicable federal and state laws and regulations page 12.

Commercial success of our non-OTC product candidates will depend..., page 15

14.	Please disclose which of your current and future products are non-OTC products.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 15 to clarify that CaniSkin and CaniSun products are non-OTC products.

If we obtain FDA approval for any of our product candidates..., page 16

15.	Please revise to clarify the connection between FDA approval and being subject to federal and state fraud and abuse laws.

Response: The Company respectfully acknowledges the Staff’s comment. FDA approval would allow the Company to make certain claims about the FDA-approved product and receive reimbursement on the sale of products which are partially or wholly covered by insurance. Therefore, the Company would be subject to certain laws that govern the claims made by companies about their products and prevent kick-backs by companies to those who prescribe their product.

Certain of our stockholders hold a significant percentage of our outstanding voting securities..., page 20

16.	Please quantify the percentage of shares held by officers and directors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 20.

(5)

Brian S. John

CBD Brands, Inc.

December 11, 2019

Use of Proceeds, page 22

17.	Please revise your disclosure to provide the approximate amount of proceeds to be used for each of the identified purposes. Refer to Item 504 of Regulation S-K. In addition, with regard to your dermatitis and eczema drugs, describe how far in the development process you estimate the allocated proceeds from this offering will enable you to reach.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 23.

Description of Capital Stock, page 24

18.	We note that your forum selection provision in your Subscription Agreement filed as Exhibit 10.2 identifies the state and federal courts in Palm Beach County, Florida as the exclusive forum for certain litigation. Under an appropriately titled risk factor please describe the exclusive forum provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment. The forum provision governs only disputes between the Company and investors in the Company’s previous private offering to which the Subscription Agreement is a part of. The Company does not believe that the forum provision poses a risk to prospective investors.

19.	We note section 5(g) of Exhibit 10.2 and the waiver of jury trial provision. Please tell us whether the provision would apply to claims under the federal securities laws and the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment. The waiver of jury trial provision does not apply to claims under the federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis of Financial Condition and Results of Operation Results of Operations, page 29

20.	Please describe any significant components of revenues or expenses that, in your judgment, should be described in order to understand your results of operations. For example, consider discussing which projects incurred research and development costs, the nature of marketing costs, and the nature of the general and administrative expenses. Please refer to Item 303(a)(3)(i) of Regulation S-K.

Response: Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 29 - 31.

(6)

Brian S. John

CBD Brands, Inc.

December 11, 2019

Liquidity and Capital Resources, page 30

21.	It appears that you have a material deficiency in liquidity. If true, please revise to provide more robust disclosure about the course of action that you have taken or propose to take to remedy the deficiency. Include a discussion of your material commitments for capital expenditures as of the end of the latest fiscal period and the anticipated source of funds needed to fulfill such commitments. Reference Items 303(a)(1) and (2) of Regulation S- K.

Response: Response: The Company respectfully acknowledges the Staff’s comment and has revised page 30. The Company’s only commitment outside of rent and personnel is a clinical trial we are committed to at a cost of $52,000 (of which we have paid 50%). We have no other firm commitments. We expect to have meetings with the FDA in the near future regarding our products and will then have a better idea as to future trials and development costs.

Business, page 32

22.	Please revise your business discussion to provide details as to the development of your formulations of CBD with over-the-counter consumer products that have “potentially therapeutic and medical applications,” as well as your dermatitis and eczema drugs referenced in Use of Proceeds. In your revised disclosure, you should identify and discuss the target indications, pre-clinical research, and any third-party relationships applicable to developing each product. Also, discuss the plans, timelines and costs associated with developing these products, including a discussion of your plans for completing pre-clinical development and conducting clinical trials for specific indications.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 32 by inserting the following paragraph:

“Our first clinical indication is atopic dermatitis (eczema). We have completed manufacturing of topical formulations containing CBD and aspartame in an FDA-approved GMP facility and will be initiating clinical trials of an experimental cosmetic ingredient in this indication to determine efficacy. We expect these studies to be completed in 2020 and cost approximately $120,000. We will not make any medicinal or therapeutic claims based on this trial. In parallel, we have initiated development studies to file an IND for FDA regulated clinical studies in this indication. We expect the developmental studies to be completed in Q1 2020 and the IND filing to be submitted in Q2 2020. The cost of the developmental studies are estimated to be approximately $50,000-$75,000.”

Additionally, CBD has been tested in a number of clinical indications and GW Pharmaceuticals’ product Epidiolex has received approval from the FDA for the treatment of seizuures associated with Lennox-Gastaut syndrome (LGS) or Dravet. Palmieri et al. (2019) reported on the efficacy of a CBD ointment used twice daily for three months. The cohort of 20 patients had different inflammatory skin diseases, including psoriasis and atopic dermatitis. No irritant or allergic reactions were documented during the trial. Maida et al. (2017) reported successful treatment of wound pain with topical CBD in three patients with pyoderma gangrenosum. In addition, Chelliah et al. (2018) reported an observational study of 3 patients; topical cannabidiol use in patients with epidermolysis bullosa resulted in faster wound healing, less blistering, and amelioration of pain. From these studies there is a great deal of safety information on the use of CBD administered either orally or topically. Aspartame has been approved worldwide for use as a sweetner. As the majority of drugs used for the treatment of atopic dermatitis carry a significant risk for the development of severe adverse events there is a need for a safe atopic dermatitis treatment that can be used chronically. The Company believes that CaniDermRX CBD and Aspartame could potentially provide a safe chronic treatment for atopic dermatitis. A published showed that aspartame could attenuate induced atopic dermatitis like clinical symptoms in mice (J. Investigative Dermatology (2015) 135, 2705-2013.

23.	We note your reference on page 2 to an "abbreviated research protocol to evaluate the efficacy of the products containing CBD when applied as a treatment for skin irritations." Please expand your Business section to explain the abbreviated protocol and the basis for your belief that this regulatory approach is available to you, and fully describe the referenced studies you have begun to support this approach.

Response: The Company respectfully acknowledges the Staff’s comment and incorporates its response to Comment 22 above.

(7)

Brian S. John

CBD Brands, Inc.

December 11, 2019

24.	We note your disclosure on page 13 that you are currently initiating nutraceutical trials for your CaniDermRX product candidates. Please expand your disclosure to explain the nature of the research you are conducting and define “nutraceutical trials.” In your revised disclosure, please clarify whether a nutraceutical trial is applicable to drugs. In this regard, we note your summary disclosure indicates that under your CaniDermRX brand you are exploring formulation of CBD with over-the-counter consumer products that have “potentially therapeutic and medical applications.”

Response: The Company respectfully acknowledges the Staff’s comment and has removed the term “nutraceutical” and inserted the term “clinical” to describe the trials of the Company’s CaniDermRX product candidates. Our initial trial of CaniDermRX is as an investigative cosmetic ingredient and not a drug study where the data obtained would be used to guide our FDA-regulated drug studies that will be conducted via an IND

25.	Please provide a discussion of your current intellectual property rights, including the duration of such rights. Refer to Item 101(h)(vii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 32 to include a discussion of its current intellectual property rights.

26.	Please include disclosure regarding sources and availability of raw materials required by your business. Please see Item 101(h)(v) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 32.

Government Regulations, page 33

27.	Please expand to discuss FDA regulations regarding your sun care products, including your products labeled as "sunscreen" and described as including SPF ratings of 30, 50, and 55. Also include the basis for your belief, as stated on page 10, that you are not required to seek FDA approval for your sun care products. In addition, reconcile this statement with your disclosure on page 1 that indicates you completed lab testing on your sunscreen products and that you will need to obtain FDA approval for other products.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1 and 34.

Security Ownership of Certain Beneficial Owners and Management..., page 40

28.	Please revise this table to include the shares which the persons in this table have the right to acquire within 60 days. Refer to Instruction 1 to Regulation S-K, Item 403 and Exchange Act Rule 13d-3(d)(1). In this regard, we note your disclosure on pages 38 - 39 regarding option grants to named executive officers and directors that appear to have recently vested in part.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 40 to include such options in the individual director’s ownership.

General

29.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.

Response: The Company respectfully acknowledges the Staff’s comment. At this time, there is no intention to include any graphics, visual or photographic information in the printed prospectus.

The Company also updated the financial information and related information to include the information for the quarter ended September 30, 2019.

Thank you.

Sincerely,

Brian S. John, CEO

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